

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

May 15, 2009

Mark E. Ties
Chief Financial Officer
XATA Corporation
965 Prairie Center Drive
Eden Prairie, MN 55344

> **Re: XATA Corporation**
> **Registration Statement on Form S-3**
> **Filed April 24, 2009**
> **File No. 333-158776**

Dear Mr. Ties:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 3

1.   We note that neither Mr. Marshall nor any of the Trident entities are registered broker dealers, and that none of them are affiliated with a registered broker dealer. Please amend your registration statement to clarify whether Mr. Weber, GW 2001 Fund, L.P. and Weber Capital Partners II, L.P., are broker-dealers or affiliates of a broker-dealer.

Item 16. Exhibits

Exhibit 5.1, page 10

2.   We note that the opinion is "furnished … in connection with the filing of the
        Registration Statement, and is not to be used, circulated, quoted or otherwise
        relied upon for any other purpose." The purchasers of the securities are entitled to
        rely upon the legal opinion, and counsel must avoid statements to the contrary. In
        addition, the legal opinion must opine on the corporate laws of the jurisdiction of
        incorporation of the registrant. Please file a revised legal opinion.

Item 17. Undertakings, page 10

3.   Your registration statement includes the undertaking set forth in Item
        512(a)(5)(i)(A) and (B) and Item 512(a)(6) of Regulation S-K, but it does not
        appear that these undertakings are applicable to this transaction. Please advise or
        revise your filing.

4.   Please advise us as to why you have not included the undertakings required by
        Item 512(a)(5)(ii) of Regulation S-K.

                        *   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. Your responsive amendment should also include a marked copy of the
amended filing that conforms with the provisions of Rule 310 of Regulation S-T.
Marked copies such as those in HTML format that show changes within paragraphs help
us to expedite our review. Please furnish a cover letter with your amendment that keys
your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any questions. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (612) 766-1600
       Michael K. Coddington, Esq.
       Faegre & Benson LLP